Filed by Perry Ellis International Pursuant to Rule 425 under
the Securities Act of 1933, as amended, and deemed filed
under Rule 14a-12 under the Securities Exchange Act of 1934,
as amended.

Subject Company: Salant Corporation
Commission File No.: 001-06666

PERRY ELLIS INTERNATIONAL

WACHOVIA

Consumer and Industrial Growth Leveraged Finance Conference

February 12-14, 2003

Corporate History


George Feldenkreis starts SUPREME INTERNATIONAL
Company transforms business model, emphasizing fashion and multi-channel distribution.
SUPREME INTERNATIONAL goes public (Nasdaq: SUPI); Develops acquisition strategy.
Acquires MUNSINGWEAR
Acquires PERRY ELLIS, MANHATTAN, and JOHN HENRY labels.
Company changes name to PERRY ELLIS INTERNATIONAL (Nasdaq: PERY)
Acquires JANTZEN
Acquires SALANT
1967
1980
1993
1996
1999
2002
2003

Revenue Growth

Fiscal Year Ending January 31

Millions of Dollars

CAGR 30%

Fiscal Year	Revenue
'93	$34
'94	$50
'95	$91
'96	$121
'97	$159
'98	$195
'99	$224
'00	$252
'01	$287
'02	$280
'03	(est) $305
'04	(est) $467
'04	(est) proforma $584

Fiscal Year 2003 includes Jantzen Acquisition

Fiscal Year 2004 includes 6 months Salant

EPS Growth

Fiscal Year Ending January 31

Dollars Per Share

CAGR 22%

Fiscal Year	EPS
'93	$.50
'94	$.54
'95	$.73
'96	$.76
'97	$.89
'98	$1.10
'99	$1.29
'00	$1.62
'01	$1.17
'02	$1.01
'03	(est) $1.65
'04	(est) $2.58
'04	(est) proforma $2.68

Fiscal Year 2003 includes Jantzen Acquisition

Fiscal Year 2004 includes 6 months Salant

What Has Fueled Our Growth

Extensive, Low-Cost Sourcing Base

- Operations in 17 countries
- 30 year relationships with vendors
- Dependable and diversified manufacturing

Balanced Distribution

- Mitigates channel sales volatility
- Ability to provide multiple brands to retail partners

Low-Cost Acquisition Strategy

- History of successful acquisition integration
- Opportunistic buyer of under-developed brands
- Perry Ellis infrastructure generates superior ROI

"3D" Business Strategy


Diverse Brands
Diverse
Product Categories
Diverse
Distribution Channels

"3D" Business Strategy
Brands







- AXIS
- AXIST
- Crossings
- Cubavera
- Grand Slam
- Havana Collection
- Jantzen
- JNCO
- John Henry
- Manhattan
- Mondo di Marco
- Munsingwear
- Nautica
- Natural Issue
- Nike
- Ocean Pacific
- Original Penguin
- Perry Ellis
- Perry Ellis America
- Ping
- ProPlayer
- Southpoint
- Tommy Hilfiger
- Tricots St. Raphael
- TSR

Diversified Brands

Perry Ellis/Salant Consolidated

Estimated 2004 Sales By Brand









30%	Perry Ellis
15%	Private Label
7%	Natural Issue
6%	Axis
5%	Jantzen Womens
4%	Munsingwear
3%	Tricots St Raphael
3%	Ping
3%	Ocean Pacific
3%	Nike Swim
3%	All Others
2%	Penguin Sport
2%	Perry Ellis America
2%	JNCO
2%	John Henry
2%	Jantzen Mens
2%	Havanera
2%	Grand Slam
2%	Cubavera
1%	Crossing
1%	Penguin Sport

"3D" Business Strategy

Product Categories

Men's

- Activewear
- Belts
- Dress
- Casual
- Jeans Wear
- Golf
- Sweaters
- Sports Apparel
- Swimwear

Women's

- Swimwear

Distribution Channels

Customers representing more than 5% of sales for fiscal 2003:

- Wal-Mart Stores
- Kohl's Department Stores
- Sears Roebuck and Company
- Target Corporation
- Mervyn's
- J.C. Penney Co.
- K-Mart

"3D" Brand Segmentation

Product Categories

Distribution Channels

	Casual	Dress Casual	Jeanswear	Golf	Active Sports	Swimwear
Upscale Department Stores	TRICOTS ST. RAPHAEL Original Penguin	AXIS MONDO di MARCO		PING COLLECTION		
Department Stores	Cubavera GRAND SLAM	AXIS PERRY ELLIS	PERRY ELLIS AMERICA	GRAND SLAM		Jantzen Nike TOMMY HILFIGER swim
Chain Stores	NATURAL ISSUE Havanera Munsingwear	AXIST JOHN HENRY	NATURAL ISSUE JNCO	PENGUIN SPORT Munsingwear	Ocean Pacific PRO PLAYER SPORTS APPAREL	Jantzen Nike
Mass Market	Store Brands	MANHATTAN	Store Brands			
Green Grass/ Corporate	Nautica Munsingwear	PERRY ELLIS		PING COLLECTION		
Specialty Stores	TRICOTS ST. RAPHAEL	AXIS				Jantzen Nike TOMMY HILFIGER swim

Global Sourcing

Fiscal 2003

Asia	Central & South America	Middle East	Other
68%	23%	6%	3%

Asia — 68%

19%	China
16%	Korea
10%	Indonesia
7%	Vietnam
6%	Philippines
3.5%	India
3%	Thailand
1.4%	Saipan
1%	Bangladesh
1%	Taiwan

Central & South America — 23%

7%	Honduras
4%	Guatemala
4%	El Salvador
4%	Peru
3%	Nicaragua
1%	Mexico

Middle East — 6%

4%	UAE
2%	Oman

Other — 3%

- Foreign offices in: Beijing, China; Guangzhou, China; Shanghai, China; Seoul, Korea; Taipei, Taiwan; and Ho Chi Minh, Vietnam.
- Well positioned to take full advantage of 2005 elimination of all quota for WTO countries.

Jantzen & Perry Ellis: A Great Combination

Jantzen: An American Icon

What did we buy?

- The number 1 selling brand of missy swimwear in the department store/national channel/specialty swim channels
- Highly skilled design and technical development team
- Our first entreé into the women's market
- Under utilized distribution facilities









Jantzen/The Sun Company: Growth Strategy

Short Term

- Focus on swim
  - Nike
  - Tommy Hilfiger
  - Men's Jantzen
  - Women's accessories
  - Women's related beachwear
  - Accessories
  - Private label

Long Term

- Position Jantzen as a casual resort lifestyle brand for men and women
  - Sportswear
  - Active Wear
  - Accessories
  - Skin Care Products
- Build licensing business

Expect 30% CAGR over next 5 years

Salant Corporation & Perry Ellis:
Consolidating Control of the Perry Ellis Brand

Why Salant?

- Largest licensee of Perry Ellis brand
- EPS accretive
- Acquire additional brands
  - Owned — Axis, Tricots
  - Licensed Ocean Pacific, JNCO
- Diversify customer concentration
  - Post merger no one customer > 10%
- Excellent management team






Salant Sales by Brand

In Millions



67%	Perry Ellis	$169
14%	AXIS	$34
7%	Private Label	$19
7%	Tricots	$18
4%	OP	$10
1%	JNCO	$2

2002	Revenue	$250
2002	EBITDA	$20

*Estimated as of 2/10/2003

Perry Ellis at Salant

2002

In Millions


49% Sportswear $82
16% Retail $27
14% Bottoms $24
13% Dress Shirts $22
8% Belts $14

Total Revenue $169 million

*Estimated as of 2/10/2003

Perry Ellis International Financial Summary

Financial Summary

In Millions


PEI
Jantzen
Salant
Net Sales
2002
253
2003
25
252
(est)
2004
120
70
265
Proforma
2004
240
70
265
Royalty Income
2002
27
2003
1
28
(est)
2004
1
25
Proforma
2004
1
22
Total Revenue
2002
280
2003
26
280
(est)
2004
120
71
290
Proforma
2004
240
71
287
Consolidated
253
277
455
575
27
29
26
23
280
306
481
598

Financial Summary

In Millions


PEI
Jantzen
Salant
Net Income
2002
7
2003
(1)
12
(est)
2004
4
3
14
Proforma
2004
8
3
14
EPS
2002
$1.01
2003
$(0.12)
$1.75
(est)
2004
$0.47
$0.41
$1.72
Proforma
2004
$0.85
$0.37
$1.52
EBITDA
2002
31
2003
0
36
(est)
2004
8
5
38
Proforma
2004
17
5
38
Consolidated
7
11
21
25
$1.01
$1.63
$2.60
$2.74
31
36
51
60

Jantzen Financial Highlights

- **Paid $25 million** 3/22/2002
- **2003** (Partial Year)*

Revenue	$25 million
EPS	($0.12)/share
EBITDA	Break even

- **2004***

Revenue	$60
EPS	$0.41/share
EBITDA	$5 million

*Estimated as of 2/10/2003

Salant Financial Highlights

Transaction Terms

In Millions	
Cash	52
Perry Ellis Stock	39
Total	91

Valuation Metrics*

LTM Sales	36%
LTM EBITDA	4.5 times
% Book Value	90%

*Estimated as of 2/10/2003

Salant Financial Highlights

Adjusted Transaction Cost*

In Millions

Purchase Price	$ 91
Salant Cash	(20)
NPV Salant NOL	(10)
Adjusted Price	61

Adjusted Valuation Metrics

LTM Sales	24 %
LTM EBITDA	3.1 times
% Book Value	60 %

*Estimated as of 2/10/2003

Salant Acquisition Sources & Uses*

Uses

In Millions	
Purchase Price	$ 91.0
Fees	5.5
Change of Control Payout	3.4
Retention Bonus	1.2
Total Uses	101.1

Sources

In Millions	
Perry Ellis Stock	$ 39.0
Salant Cash	20.0
Cash from Options (Net)	2.0
Accrued Retention Bonus	1.2
Revolver	38.9
Total Sources	101.1

*Estimated as of 2/10/2003

Key Financial Statistics*

	Pre Merger	LTM
Debt/Equity	1.6x	1.4x
Interest Coverage	2.2	3.0
Funded Debt Leverage	4.6	3.8
Book Value[1]	15.0	15.7

*Estimated as of 2/10/2003

[1] Assumes PEI Stock Price at closing is $17.00.

Salant Acquisition Post Closing*

In Millions

	PEI	Salant	Consolidated
Borrowing Base	65	36	101
Borrowings	—	38	38
Borrowing Availability	65	(-2)	63
Total Current Assets	126	95	204
Intangible Assets (Brand Acquisitions)	142	23	166
Total Assets	305.1	133.3	416.8
Long Term Debt	168	0	168

*Estimated as of 2/10/2003

Salant Acquisition
Effect On PEI Equity Ownership

Pre Merger



16% Retail
32% Institutional
52% Officers & Directors

Post Merger*



12% Retail
20% Salant Shareholders
26% Institutional
42% Officers & Directors

*Estimated as of 2/10/2003 assuming PEI Stock Price at closing of $17.00.

Looking Forward

Organic Opportunities

- Product
  - Continue expansion of bottoms business (has increased to 24.1% of sales in the last 3 years)
  - Continued expansion on the sweater business (3.2% of Fiscal 2003 sales) — Tricots St. Raphael brand and Salant expertise along with Jantzen will add significantly to this effort
  - Swim brand and swim products extension. Swim '04 season introduction of Perry Ellis and Cubavera and private label. Add accessories to all brands. Addition of men's swim
  - Increased focus of brand development for the exploding Hispanic market
- Licensing
  - International
  - Domestic focus on women's
  - Jantzen

Looking Forward

Hispanic Marketing Opportunities

- Hispanic will surpass African American as largest US minority by 2005
- Population expected to grow to 42 million by 2007*
- Hispanics spend disproportionally more on apparel than average household*
- PEI is a leader in Hispanic apparel market
- Company has targeted Hispanic market for over 34 years.
- PEI has a concentrated initiative and expertise in targeting Hispanic geographic growth areas.
- Current design staff comprised primarily of Hispanics

*American Demographics 11/02

Looking Forward

Acquisitions

- Acquire low cost under-utilized/under-performing brands
- Focus on products/categories that are difficult from a technical or logistical point of view
- Integrate cost-effective, strategic acquisitions into Perry Ellis global infrastructure by focusing on our core competency: design/marketing/sourcing
- Maximize brands acquired through heightened marketing efforts and increased focus on licensing opportunities

Investment Highlights

- Current stock price trades at 7.9 times next year's EPS target versus 9.6 P/E average for industry peer group
- Design, sourcing strengths combined with a diverse distribution create significant advantages over competition
- Multiple growth opportunities include organic brand development and strategic acquisitions
- Minimal working capital borrowings
- Proven record of profitable growth

Safe Harbor Statement

Some of the comments made with this presentation either as part of the prepared remarks or in response to your questions may contain forward-looking statements that are made pursuant to the safe harbor provision of the Private Securities and Litigation Reform Act of 1995. Such information is subject to the risks and uncertainties as described in the presentation and Perry Ellis International's periodic reports filed with the SEC and in our S-4 registration statement to be filed with the SEC in connection with the deal that we are discussing this morning. These forward-looking statements reflect management's expectations and actual results may differ materially. Furthermore, we assume no obligation to update these statements.

Forward-looking statements (statements which are not historical facts) in this presentation and Webcast are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. It is important to note that the actual results of Perry Ellis or Salant could differ materially from those expressed or indicated in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in fashion trends, risks relating to the retail industry, use of contract manufacturing and foreign sourcing, integration of acquisitions, import restrictions, competition, seasonality and other factors. Other risks and uncertainties are detailed in the Perry Ellis' filings with the Securities and Exchange Commission, including Perry Ellis' annual report on Form 10-K filed for the year ended January 31, 2002 and Salant's annual report on Form 10-K filed for the year ended December 29, 2001 and Salant's subsequent quarterly reports filed during fiscal 2002. Any forward-looking statements speak only as of the date hereof and Perry Ellis disclaims any intent or obligation to update.

Perry Ellis International will file a Registration Statement on SEC Form S-4 and Perry Ellis International and Salant will file a Joint Proxy Statement/Prospectus with the SEC in connection with the merger, and Perry Ellis International and Salant will mail to their respective stockholders a Joint Proxy Statement/Prospectus containing information about the merger and the two companies. Investors and stockholders are urged to read the Registration statement and the Joint Proxy Statement/Prospectus carefully when they become available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about each of Perry Ellis International and Salant, the merger, the persons who will be soliciting proxies relating to the merger, their interests in the merger and related matters and information. Investors and stockholders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov <http://www.sec.gov/> or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information with respect to the SEC's public reference rooms. Free copies of these documents may also be obtained by contacting each of the companies' Investor relations Departments, as follows:

For PEI: Rosemary Trudeau: tel. (305) 418-1294; e-mail: Rosemary.Trudeau@perryellis.com
For Salant: Awadhesh Sinha: tel. (212) 536-5425; e-mail: asinha@salant.com

Perry Ellis International, Salant and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the respective stockholders of PEI and Salant with respect to the transactions contemplated by the merger agreement. The Joint Proxy Statement/Prospectus will contain important information about the persons soliciting the proxies relating to the merger and their interests in such transaction. Information regarding Perry Ellis International's officers and directors is included in Perry Ellis International's definitive proxy statement on Schedule 14A filed by PEI with the SEC on May 7, 2002 for its 2002 Annual Meeting of Stockholders. Information regarding Salant's officers and directors is included in Salant's definitive proxy statement on Schedule 14A filed by Salant with the SEC on May 15, 2002 for its 2002 Annual Meeting of Stockholders. Free copies of these documents also may be obtained from the SEC's website or from each of the companies' Investor Relations Departments, as described in the preceding paragraph.

PERRY ELLIS INTERNATIONAL